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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Affimed Therapeutics B.V.

July 14, 2014

Re:	Affimed Therapeutics B.V.
Registration Statement on Form F-1
File No. 333-197097

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V., a Dutch private company with limited liability (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comment number 16 contained in the Staff’s letter dated June 19, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, filed on June 27, 2014 (the “Registration Statement”) in connection with the initial public offering of the Company’s common shares (the “Offering”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Commission’s review. The initial offering price to the public of the Company’s common shares (the “Common Shares”) is expected to be between [***Redacted***] per share. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide price range stated in the preliminary prospectus will be within the range provided above.

The Company respectfully advises the Staff that there were no grants under the Company’s 2007 equity stock option plan during the years ended December 31, 2012 and 2013 or during 2014.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 14, 2014

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Affimed Therapeutics B.V.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Mr. Adi Hoess, Chief Executive Officer

Mr. Florian Fischer, Chief Financial Officer

Affimed Therapeutics B.V.